Execution Version

Exhibit 99.1

THIRD AMENDING AGREEMENT
RE: THIRD amended and restated CREDIT AGREEMENT

THIS AGREEMENT made as of the 3rd day of June, 2021.

BETWEEN:

THE BANK OF NOVA SCOTIA,
a Canadian chartered bank

(herein, in its capacity as administrative agent of the Lenders, called the “Agent”)

– and –

THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA,
BANK OF MONTREAL,
THE TORONTO-DOMINION BANK,
NATIONAL BANK OF CANADA,
HSBC BANK CANADA,
MUFG BANK, LTD., CANADA Branch,
BANK OF AMERICA, N.A., CANADA BRANCH,
MORGAN STANLEY BANK, N.A.,
FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC and
WELLS FARGO BANK, NATIONAL ASSOCIATION, CANADIAN BRANCH

(herein, in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

– and –

FORTIS INC.,

a corporation existing under the laws of the Province of Newfoundland and Labrador

(herein called the “Borrower”)

WHEREAS, pursuant to a third amended and restated credit agreement made as of July 31, 2017 among the Borrower, the Agent and the Lenders (as amended by a first amending agreement made as of May 11, 2018 and a second amending agreement made as of May 13, 2019, the “Credit Agreement”), the Lenders have established a certain credit facility in favour of the Borrower;

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

AND WHEREAS on and following the Release Date (as defined below), HSBC Bank Canada shall no longer be a Lender under the Credit Agreement and its Individual Commitment shall be re-distributed among the remaining Lenders as set forth herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

Article 1
DEFINED TERMS

1.1	Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement as amended hereby.

Article 2
AMENDMENTS

2.1	General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2	Defined Terms

Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)	by adding “(and for certainty, including the Erroneous Payment Subrogation Rights)” immediately after the reference to “Loan Documents” in the definition of “Borrower Obligations”;

(b)	by amending the definition of “CDOR Rate” as follows:

(i)	by deleting “quoted at approximately 10:00 a.m. (Toronto time) on such day on the Reuters Monitor Money Rates Service, CDOR page “Canadian Interbank Bid BA Rates” and replacing it with “having an identical or comparable term as the proposed Bankers’ Acceptance or BA Rate Loan displayed and identified as such on the display referred to as the “CDOR Page” (or any display substituted therefor) of Reuters Limited as at approximately 10:00 a.m. (Toronto time) on such day (or, if such day is not a Business Day, as of 10:00 a.m. (Toronto time) on the immediately preceding Business Day)”; and

(ii)	by adding “; provided that if the CDOR Rate shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement” immediately after the reference to “to purchase Canadian dollar bankers’ acceptances with an identical maturity date accepted by it”;

(c)	by deleting the reference to “July 30, 2024” in the definition of “Maturity Date” and substituting “July 30, 2026” therefor;

(d)	by deleting the reference to “one, two, three or six months” in the definition of “Bankers’ Acceptance” and substituting “one, two or three months”; and

(e)	by adding the following new definitions in alphabetical order:

““Erroneous Payment” has the meaning assigned to it in Section 15.11(a).

“Erroneous Payment Deficiency Assignment” has the meaning assigned to it in Section 15.11(d).

“Erroneous Payment Impacted Class” has the meaning assigned to it in Section 15.11(d).

“Erroneous Payment Return Deficiency” has the meaning assigned to it in Section 15.11(d).

“Erroneous Payment Subrogation Rights” has the meaning assigned to it in Section 15.11(d).

“Payment Recipient” has the meaning assigned to it in Section 15.11(a).”

2.3	Discontinuation of LIBOR

Section 1.17 of the Credit Agreement is hereby deleted in its entirety and replaced with the following new Section 1.17 and Section 1.18:

“1.17	Benchmark Replacement Setting

(a)          Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (1) or (2) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (3) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.

(b)          Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(c)          Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (d) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender pursuant to this Section 1.17 including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 1.17.

(d)          Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or LIBOR) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)          Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for a LIBOR Loan of, conversion to or continuation of a LIBOR Loan to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for an extension of credit of or conversion to a Base Rate Canada Loan.

(f)           Agent Disclaimer. The Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the administration of, submission of, calculation of or any other matter related to any Benchmark, any component definition thereof or rates referenced in the definition thereof or any alternative, comparable or successor rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, comparable or successor rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, such Benchmark or any other Benchmark, or (b) the effect, implementation or composition of any Benchmark Replacement Conforming Changes.

(g)          Acknowledgement of LIBOR Replacement. The interest rate on LIBOR Loans is determined by reference to LIBOR, which is derived from the London interbank offered rate. LIBOR is intended to represent the rate at which contributing banks may obtain short-term borrowings from each other in the London interbank market. In July 2017, the U.K. Financial Conduct Authority announced that, after the end of 2021, it would no longer persuade or compel contributing banks to make rate submissions to the ICE Benchmark Administration (together with any successor to the ICE Benchmark Administration, the “IBA”) for purposes of the IBA setting LIBOR. As a result, it is possible that commencing in 2022, or earlier, LIBOR may no longer be available or may no longer be deemed an appropriate reference rate upon which to determine the interest rate on LIBOR Loans. In light of this eventuality, public and private sector industry initiatives are currently underway to identify new or alternative reference rates to be used in place of LIBOR. In the event that LIBOR is no longer available as set forth in this Section 1.17 or in the event of certain other circumstances as set forth in Section 3.6, such provisions provide mechanisms for determining an alternative, successor or replacement reference rate. The parties hereto hereby acknowledge that there is no assurance that the composition or characteristics of any such alternative, successor or replacement reference rate, as it may or may not be adjusted pursuant to this Section 1.17, will be similar to or produce the same value or economic equivalence as LIBOR or that such alternative, successor or replacement reference rate will have the same volume or liquidity as did LIBOR prior to its discontinuance or unavailability.

(h)          Certain Defined Terms. As used in this Section 1.17:

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (d) of this Section 1.17.

“Benchmark” means, initially, LIBOR; provided that if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (a) of this Section 1.17.

“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date:

(1)	the sum of: (a) Term SOFR and (b) the related Benchmark Replacement Adjustment;

(2)	the sum of: (a) Daily Simple SOFR and (b) the related Benchmark Replacement Adjustment;

(3)	the sum of: (a) the alternate benchmark rate that has been selected by the Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for U.S. dollar-denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment;

provided that, in the case of clause (1), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion. If the Benchmark Replacement as determined pursuant to clause (1), (2) or (3) above would be less than zero, the Benchmark Replacement will be deemed to be zero for the purposes of this Agreement.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(1)	for purposes of clauses (1) and (2) of the definition of “Benchmark Replacement,” the first alternative set forth in the order below that can be determined by the Agent:

(a)	the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor;

(b)	the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

(2)	for purposes of clause (3) of the definition of “Benchmark Replacement,” the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar- denominated syndicated credit facilities;

provided that, in the case of clause (1) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Agent in its reasonable discretion.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Alternate Base Rate Canada”, the definition of “Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)	in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein; or

(3)	in the case of an Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Majority Lenders.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder in accordance with this Section 1.17 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder in accordance with this Section 1.17.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for business loans; provided, that if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its reasonable discretion.

“Early Opt-in Election” means, if the then-current Benchmark is LIBOR, the occurrence of:

(1)	a notification by the Agent to (or the request by the Borrower to the Agent to notify) each of the other parties hereto that at least five currently outstanding U.S. dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and

(2)	the joint election by the Agent and the Borrower to trigger a fallback from LIBOR and the provision by the Agent of written notice of such election to the Lenders.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

“Reference Time” with respect to any setting of the then-current Benchmark means (1) if such Benchmark is LIBOR, 11:00 a.m. (London, England time) on the second Business Day preceding the date of such setting, and (2) if such Benchmark is not LIBOR, the time determined by the Agent in its reasonable discretion.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

“SOFR” means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator’s Website at approximately 8:00 a.m. (Toronto time) on the immediately succeeding Business Day.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“Term SOFR” means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

1.18	CDOR Discontinuance

If at any time the Agent determines (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in Section 3.5 have arisen and such circumstances are unlikely to be temporary or (ii) the circumstances set forth in Section 3.5 have not arisen but the supervisor for the administrator of the CDOR Rate or a Governmental Authority having jurisdiction over the Agent has made a public statement identifying a specific date after which the CDOR Rate shall no longer be used for determining interest rates for loans (in each case, a “CDOR Discontinuance”), then the Agent and the Borrower shall negotiate in good faith to establish an alternate rate of interest to the CDOR Rate that gives due consideration to the then prevailing market convention for determining a rate of interest for CDOR Rate advances made in Canada at such time. Upon an agreement being reached, such parties shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable.  Notwithstanding anything to the contrary in Section 14.14, such amendment shall become effective without any further action or consent of any other party to this Agreement so long as the Agent shall not have received, within five (5) Business Days of the date such amendment is provided to the Lenders, a written notice from the Majority Lenders stating that such Majority Lenders object to such amendment. If such alternate rate of interest shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.”

2.4	Indemnity Relating to Credits

The following sentence is hereby inserted directly after the existing paragraph (c) of Section 8.4 of the Credit Agreement:

“Notwithstanding anything contained in this Section 8.4, the foregoing obligations of indemnification shall not apply in respect of any loss, cost or expense incurred by the Agent or any Lender arising in connection with any Erroneous Payment.”

2.5	Indemnity for Transactional and Environmental Liability

The following new paragraph (g) is hereby inserted directly after the existing paragraph (f) of Section 8.5 of the Credit Agreement:

“(g)	Notwithstanding anything contained in this Section 8.5, the foregoing obligations of indemnification shall not apply in respect of any claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and reasonable expenses in connection therewith, including, without limitation, reasonable legal fees and reasonable out of pocket disbursements, and amounts paid in settlement, of any and every kind whatsoever incurred by any Indemnified Party arising in connection with any Erroneous Payment.”

2.6	Erroneous Payments

The following new Section 15.11 is hereby inserted directly after the existing Section 15.10 of the Credit Agreement:

“15.11 Erroneous Payments

(a)	If the Agent notifies a Lender, Swingline Lender or Fronting Lender, or any Person who has received funds on behalf of a Lender, Swingline Lender or Fronting Lender (any such Lender, Swingline Lender, Fronting Lender or other recipient, a “Payment Recipient”) that the Agent has determined in its sole discretion (whether or not after receipt of any notice under Section 15.11(b)) that any funds received by such Payment Recipient from the Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Swingline Lender, Fronting Lender or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Agent, and such Lender, Swingline Lender or Fronting Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter, return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in United States dollars, the Federal Funds Effective Rate, and in respect of an Erroneous Payment in Canadian dollars or any other currency at a fluctuating rate per annum equal to the overnight rate at which Canadian dollars or funds in the currency of such Erroneous Payment, as the case may be, may be borrowed by the Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Agent); and (y) a rate determined by the Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Agent to any Payment Recipient under this Section 15.11(a) shall be conclusive, absent manifest error.

(b)	Without limiting Section 15.11(a), each Lender, Swingline Lender or Fronting Lender, or any Person who has received funds on behalf of a Lender, Swingline Lender or Fronting Lender, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates), or (z) that such Lender, Swingline Lender or Fronting Lender, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

(i)	(A) in the case of clauses (x) or (y) of Section 15.11(b), an error shall be presumed to have been made (absent written confirmation from the Agent to the contrary) or (B) an error has been made (in the case of clause (z) of this Section 15.11(b)), in each case, with respect to such payment, prepayment or repayment; and

(ii)	Such Lender, Swingline Lender or Fronting Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of such error) notify the Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Agent pursuant to this Section 15.11(b).

(c)	Each Lender, Swingline Lender or Fronting Lender hereby authorizes the Agent to set off, net and apply any and all amounts at any time owing to such Lender, Swingline Lender or Fronting Lender under any Loan Document, or otherwise payable or distributable by the Agent to such Lender, Swingline Lender or Fronting Lender from any source, against any amount due to the Agent under Section 15.11(a) or under the indemnification provisions of this Agreement.

(d)	In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent for any reason, after demand therefor by the Agent in accordance with Section 15.11(a), from any Lender, Swingline Lender or Fronting Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Agent’s notice to such Lender, Swingline Lender or Fronting Lender at any time, (i) such Lender, Swingline Lender or Fronting Lender shall be deemed to have assigned its Loans (but not its Individual Commitment) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Agent may specify) (such assignment of the Loans (but not Individual Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an instrument substantially in the form of Schedule C hereto (or, to the extent applicable, an agreement incorporating such instrument by reference pursuant to an electronic platform approved by the Agent and as to which the Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, (ii) the Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Agent as the assignee Lender shall become a Lender, Swingline Lender or Fronting Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender, assigning Swingline Lender or assigning Fronting Lender shall cease to be a Lender, Swingline Lender or Fronting Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its Individual Commitment which shall survive as to such assigning Lender, assigning Swingline Lender or assigning Fronting Lender and (iv) the Agent may reflect in the applicable register its ownership interest in the Loans, subject to the Erroneous Payment Deficiency Assignment. The Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender, Swingline Lender or Fronting Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Agent shall retain all other rights, remedies and claims against such Lender, Swingline Lender or Fronting Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Individual Commitment of any Lender, Swingline Lender or Fronting Lender and such Individual Commitments of the Lenders, Swingline Lender and Fronting Lender shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Agent may be equitably subrogated, the Agent shall be contractually subrogated to all the rights and interests of the applicable Lender, Swingline Lender or Fronting Lender under the Loan Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).

(e)	The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any of the Borrower Obligations owed by the Borrower or any other Loan Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Agent from the Borrower or any other Loan Party for the purpose of making such Erroneous Payment.

(f)	To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payment received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(g)	Each party’s obligations, agreements and waivers under this Section 15.11 shall survive the resignation or replacement of the Agent, any transfer of rights or obligations by, or the replacement of, a Lender, Swingline Lender or Fronting Lender, the termination of the Individual Commitment of a Lender and/or the repayment, satisfaction or discharge of all Borrower Obligations (or any portion thereof) under any Loan Document.”

2.7	Reallocation of Individual Commitments

Subject to Section 5.1 of this agreement, Schedule A of the Credit Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties

To induce the Lenders and the Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Agent that the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement are true and correct on the date hereof as if made of the date hereof and that, as of the date hereof, no Material Adverse Change has occurred since December 31, 2020. This representation and warranty is given solely as of the date of this agreement and the provisions of Section 12.1(c) of the Credit Agreement do not apply to the representations and warranties in this Section 3.1.

Article 4
CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT

4.1	Conditions Precedent

This agreement shall not become effective until the date on which the following conditions precedent are fulfilled (the “Effective Date”):

(a)	the Borrower shall have paid to the Agent, on behalf of each consenting Lender (other than HSBC Bank Canada), the extension fees set forth in the fee letter dated on or about the date hereof and executed by the Borrower and the Agent; and

(b)	this agreement shall be executed and delivered by the Borrower, the Agent and the Lenders.

Article 5
MISCELLANEOUS

5.1	Exiting Lender / Transitional Provisions

(a)	The parties hereby acknowledge and agree that effective August 31, 2021 (the “Release Date”), HSBC Bank Canada shall no longer constitute a Lender hereunder or under the Credit Agreement (as amended hereby) and each of the parties hereto agree that notwithstanding any term or condition contained in the Credit Agreement (as amended hereby) or any other Loan Document, on and following the Effective Date, HSBC Bank of Canada shall not be required to sign any further amendments, waivers, acceptances or consents to this agreement or other Loan Documents and shall not be permitted or required to make any further extensions of credit under or in connection with the Credit Facility.

(b)	The Agent will determine and notify the Borrower and the relevant Lenders, as applicable, of the amounts of all adjustments, interest, fees and other amounts accrued and payable in connection with the reallocation of the Individual Commitments of the relevant Lenders set forth in Schedule A hereto. The parties hereto acknowledge and agree that the outstanding LIBOR Loan set forth on Exhibit A hereto (the “Outstanding Libor Loan”) shall, as of the Effective Date, remain outstanding in the Pro Rata Share that was applicable immediately prior to the Effective Date until the last day of the Interest Period for the Outstanding Libor Loan as indicated in Exhibit A hereto.

(c)	From and following the Effective Date, the Borrower hereby acknowledges the release of HSBC Bank Canada from all obligations and liabilities attaching to its Individual Commitment (other than with respect to the Outstanding Libor Loan) and acknowledges the reallocation of the Individual Commitments of the relevant Lenders in accordance with Schedule A attached hereto (other than with respect to the Outstanding Libor Loan).

(d)	For the avoidance of doubt, and notwithstanding anything to the contrary in the Credit Agreement:

(i)	the Borrower shall repay to HSBC Bank Canada its pro rata share of the Outstanding LIBOR Loan (such amount being US$3,807,692.31), together with accrued interest thereon (collectively, the “Outstanding Amount”), on the last day of the Interest Period indicated in Exhibit A hereto, either directly to HSBC Bank Canada or by way of a deposit by the Borrower of an amount equal to the Outstanding Amount into the Designated Account and the subsequent withdrawal and remittance of payment to HSBC Bank Canada of the Outstanding Amount by the Agent on such date; and

(ii)	on the first Business Day of the Fiscal Quarter beginning July 1, 2021, the Borrower shall pay to HSBC Bank Canada the standby fee as contemplated by Section 7.6 of the Credit Agreement based on the amount of HSBC Bank Canada’s pro rata share of the Available Credit up to but excluding the Effective Date.

5.2	Future References to the Credit Agreement

On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.3	Governing Law

This agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

5.4	Enurement

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.5	Conflict

If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

5.6	Further Assurances

The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.7	Counterparts

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this agreement by e-mail in pdf format shall be as effective as delivery of a manually executed counterpart thereof. The words “execution”, “signed”, “signature” and words of like import in this agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provide for in any applicable law.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first above written.

FORTIS INC.
By:	/s/ Karen Gosse
Name: Karen Gosse
Title: Vice-President Treasury & Planning

By:	/s/ Regan O’Dea
Name: Regan O’Dea
Title: Vice President General Counsel - Corporate

THE BANK OF NOVA SCOTIA as Agent
By:	/s/ Clement Yu
Name: Clement Yu
Title: Director

By:	/s/ Venita Ramjattan
Name: Venita Ramjattan
Title: Analyst

THE BANK OF NOVA SCOTIA as Lender
By:	/s/ Frank Carson
Name: Frank Carson
Title: Director

By:	/s/ Annette d’Eon
Name: Annette d’Eon
Title: Associate Director

canadian imperial bank of commerce
By:	/s/ Josh Hogarth
Name: Josh Hogarth
Title: Authorized Signatory

By:	/s/ Peter Mastromarini
Name: Peter Mastromarini
Title: Managing Director

royal bank of canada
By:	/s/ David Gazley
Name: David Gazley
Title: Authorized Signatory

By:
Name:
Title:

bank of montreal
By:	/s/ Aran Thavaranja
Name: Aran Thavaranja
Title: Vice President, Corporate Banking

By:
Name:
Title:

THE TORONTO-DOMINION BANK
By:	/s/ Matthew Hendel
Name: Matthew Hendel
Title: Managing Director

By:	/s/ Peter Chudak
Name: Peter Chudak
Title: Vice President

national bank of canada
By:	/s/ Gil Herritt
Name: Gil Herritt
Title: Director

By:	/s/ David Torrey
Name: David Torrey
Title: Managing Director

hsbc bank canada
By:	/s/ Casey Coates
Name: Casey Coates
Title: Managing Director

By:	/s/ Shu Wai Chu
Name: Shu Wai Chu
Title: Vice President

MUFG BANK, LTD., CANADA Branch
By:	/s/ Nirushan Thambirajah
Name: Nirushan Thambirajah
Title: Director

By:
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH
By:	/s/ Marc Ahlers
Name: Marc Ahlers
Title: Director

By:
Name:
Title:

MORGAN STANLEY BANK, N.A.
By:	/s/ Michael King
Name: Michael King
Title: Authorized Signatory

By:
Name:
Title:

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC
By:	/s/ Catherine McCarthy
Name: Catherine McCarthy
Title: Director, Corporate Banking

By:	/s/ Genevieve Baillargeon
Name: Genevieve Baillargeon
Title: Vice-President, Corporate Banking

Wells Fargo Bank, National Association, Canadian Branch
By:	/s/ Rajesh Bakhshi
Name: Rajesh Bakhshi
Title: VP

By:
Name:
Title:

[SCHEDULES ReDACTED]